UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

SPECIAL FINANCIAL REPORT

SPECIAL FINANCIAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the year ended December 31, 2020

Fundrise Growth eREIT VII, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11162

Delaware	84-4457263
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550

Registrant’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Independent Auditorʼs Report

Member

Fundrise Growth eREIT VII, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Fundrise Growth eREIT VII, LLC, which comprise the balance sheet as of December 31, 2020, the related statement of operations, member’s equity and cash flows for the period from January 28, 2020 (Inception) through December 31, 2020, and the related notes to the financial statements.

Managementʼs Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditorʼs Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditorʼs judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entityʼs preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entityʼs internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fundrise Growth eREIT VII, LLC as of December 31, 2020 and the results of its operations and its cash flows for the period from January 28, 2020 (Inception) through December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

McLean, Virginia

April 16, 2021

Fundrise Growth eREIT VII, LLC

Balance Sheet

As of December 31, 2020
ASSETS
Cash and cash equivalents	$5,000
Due from related party	6,353
Total Assets	$11,353

LIABILITIES AND MEMBER’S EQUITY
Liabilities:
Accounts payable	$6,353
Due to related party	14,860
Total Liabilities	21,213

Commitments and Contingencies

Member’s Equity:
Common shares; $10 per share; unlimited shares authorized; 1,000 shares subscribed; 500 shares issued and outstanding	5,000
Retained Earnings (Accumulated deficit)	(14,860)
Total Member’s Equity	(9,860)
Total Liabilities and Member’s Equity	$11,353

The accompanying notes are an integral part of these financial statements.

Fundrise Growth eREIT VII, LLC

Statement of Operations

For the Period January 28, 2020 (Inception) through December 31, 2020
Income
Interest income	$-
Rental income	-
Total income	-

Expenses
Asset management and other fees – related party	-
General and administrative expenses	14,860
Total expenses	14,860

Net income (loss)	$(14,860)

Net income (loss) per common share	$(31.10)
Weighted average number of common shares outstanding	478

The accompanying notes are an integral part of these financial statements.

Fundrise Growth eREIT VII, LLC

Statement of Member’s Equity

For the Period January 28, 2020 (Inception) through December 31, 2020

	Common Shares		Retained Earnings (Accumulated	Total Member’s
	Shares	Amount	deficit)	Equity
January 28, 2020 (Inception)	-	$-	$-	$-
Proceeds from issuance of common shares	500	5,000	-	5,000
Net income (loss)	-	-	(14,860)	(14,860)
December 31, 2020	500	$5,000	$(14,860)	$(9,860)

The accompanying notes are an integral part of these financial statements.

Fundrise Growth eREIT VII, LLC

Statement of Cash Flows

For the Period January 28, 2020 (Inception) to December 31, 2020
OPERATING ACTIVITES:
Net income (loss)	$(14,860)
Changes in assets and liabilities:
Net (increase) decrease due from related party	(6,353)
Net increase (decrease) in accounts payable	6,353
Net increase (decrease) in due to related party	14,860
Net cash provided by (used in) operating activities	-
INVESTING ACTIVITIES:
Investments in rental real estate properties	-
Net cash provided by (used in) investing activities	-
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	5,000
Net cash provided by (used in) financing activities	5,000

Net increase (decrease) in cash and cash equivalents	5,000
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$5,000

The accompanying notes are an integral part of these financial statements.

Fundrise Growth eREIT VII, LLC

Notes to the Financial Statements

1.	Formation and Organization

Fundrise Growth eREIT VII, LLC (the “Company”) was formed on January 28, 2020, as a Delaware limited liability company and intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real investments and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Substantially all of the Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”).

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

On February 26, 2020, the Company filed an initial offering statement on Form 1-A with the SEC with respect to an offering (the “Offering”) of up to $50.0 million in common shares, for an initial price of $10.00 per share. As of December 31, 2020, the Company has not begun operations.

A maximum of $50.0 million of the Company’s common shares may be sold to the public in the initial offering, once qualified. The Manager has the authority to issue an unlimited number of common shares. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. This amendment is effective March 15, 2021, and the Company intends to utilize this increased offering amount in the future. However, each Offering is subject to qualification by the SEC. As of December 31, 2020, the Company had issued 500 common shares to Rise Companies Corp. (the “Sponsor”), an owner of the Manager, for an aggregate purchase price of $5,000. In addition, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 1,000 common shares at $10.00 per share in a private placement for an aggregate purchase price of $10,000 on a date no later than ten days after the Company begins accepting subscriptions in this Offering. This Offering was subsequently qualified by the SEC on January 4, 2021.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period.

Organizational and Offering Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager has decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. When the Company’s NAV exceeds the Hurdle Rate, it will recognize a liability a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

As of December 31, 2020, the Manager had incurred and allocated total organizational and offering costs of approximately $132,000 to the Company. However, because the Company has not yet begun operations and because the Hurdle Rate has not been met, no costs are eligible to be reimbursed to the Manager.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company intends to adopt a redemption plan whereby an investor has the opportunity to obtain liquidity quarterly. Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed. The terms under which we may redeem shares may differ between redemption requests upon the death or “qualifying disability” of a shareholder.

In light of the SEC’s current guidance on redemption plans, we intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the redemption price per share in effect as of the first day of the last month of such calendar quarter) is 1.25% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but in no event will we redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT.

Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

The Company intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such, commencing with the taxable year ending December 31, 2021. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Accounting Pronouncements

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the period January 28, 2020 (inception) through December 31, 2020.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the period January 28, 2020 (inception) through December 31, 2020, the Manager incurred approximately $15,000 of operational costs on our behalf. Of this amount, approximately $15,000 was due and payable as of December 31, 2020.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85%, which, until June 30, 2021, will be based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our NAV at the end of each prior semi-annual period.

The Manager has agreed, for a period from inception until June 30, 2021 (the “Fee Waiver Period”), to waive its asset management fee. Following the conclusion of the Fee Waiver Period, the Manager may, in its sole discretion, continue to waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

The Company may be charged by the Manager a development management fee of 5.0% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived.

The Company may be charged by the Manager a property management fee of 4.0% of gross receipts for the then current calendar month, for each real estate investment for which the Manager is acting as the property manager. However, we do not intend to charge such property management fee unless it is net of the fees being charged by another property manager of such asset of the project. Our Manager may, in its sole discretion, waive its property management fee, in whole or in part. The Manager will forfeit any portion of the property management fee that is waived.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing.

The Company may retain certain of our Manager’s affiliates, from time to time, for services relating to our investments or our operations, which may include accounting and audit services (including valuation support services), account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/ budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, construction management services, property management services, leasing services, transaction support services, transaction consulting services and other similar operational matters. Any compensation paid to our Manager’s affiliates for any such services will not reduce the asset management fee. Any such arrangements will be at or below market rates.

The Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate, and we will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project.

The Company is owed from a joint venture which we are investing in approximately $6,500 for costs incurred on their behalf, which is recorded as a due from related party on our balance sheet.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition.

For situations where our Sponsor, Manager, or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

Fundrise, L.P.

Fundrise, L.P., an affiliate of the Sponsor, has committed to purchase an aggregate of 1,000 common shares at $10.00 per share in a private placement for an aggregate purchase price of $10,000 due on a date no later than ten (10) days after the date on which we begin to accept subscriptions to our Offering.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is the sole member of the Company and holds 500 common shares as of December 31, 2020.

4.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

5.	Commitments and Contingencies

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of December 31, 2020, approximately $132,000 of organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs.

Legal Proceedings

As of the date of the financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any current litigation that we assess as being material to the financial statements.

6.	Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through April 16, 2021 for potential recognition or disclosure.

Offering

The Offering was deemed qualified by the SEC on January 4, 2021 and the Company substantially began operations on January 13, 2021. As of April 16, 2021, we had raised total gross offering proceeds of approximately $12 million from settled subscriptions (including the $15,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 1,200,000 of our common shares.

The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A of the Securities Act of 1933 from $50.0 million to $75.0 million, as proposed. This amendment is effective March 15, 2021, and the Company intends to utilize this increased offering amount in the future.

New Investments

As of April 16, 2021, the Company has made ten investments in rental real estate properties totaling approximately $6.2 million.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, LLC (“National Lending”), which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, National Lending executed an Amended and Restated Operating Agreement, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. On January 15, 2021, the Company made an initial contribution of $1,000 for less than 1.00% ownership in National Lending.